Ms. Katherine Bagley
Mr. Dietrich King

Office of Trade & Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

October 27, 2021

Re:	StartEngine Collectibles Fund I LLC Post Qualification Amendment No. 2 to Offering Statement on Form 1-A
Filed September 30, 2021
File No. 024-11416

Dear Ms. Bagley and Mr. King:

Thank you for your comments of October 13, 2021 regarding the Post Qualification Amendment of StartEngine Collectibles Fund I LLC (the “company”). We appreciate the opportunity to respond to your comments.

Post-qualification Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1. Please disclose prominently and clearly the series you are adding via this post- qualification amendment. In doing so, please distinguish the new series from the existing series.

The company has modified the cover and has denoted which series it is adding via this post-qualification amendment.

Plan of Distribution and Selling Securityholders, page 29

2. Please disclose the material terms and conditions of the StartEngine OWNers bonus program, including, but not limited to, the terms of the program, the requirements qualifying investors to become a StartEngine OWNer, and what participants will receive as part of the bonus program.

The company has modified the description on page 26 to reflect that all the shares available under an offering will be available to members of the bonus program and to expand the description of the OWNers program.

Interest of Management and Other in Certain Transactions, page 130

3. We note your disclosure that "To date, the Administrative Manager and the proposed Asset Managers paid for the formation and offering costs of the company, which is the full balance of due to members' on the accompanying balance sheet." Please disclose the formation and operating costs in this section. See Item 13 of Form 1-A.

The company has modified the disclosure on page 81.

Part III - Exhibits, page 137

4. We note your disclosure throughout the description of your underlying assets that you have entered into various option agreements with asset sellers to purchase underlying assets. Please file the relevant purchase option agreements as exhibits to your offering statement, or tell us why you believe you are not required to do so. Please see Item 17.6. (Material Contracts) of Form 1-A.

Those underlying assets will no longer be offered. StartEngine Assets LLC currently owns all the underlying assets described in the current offering circular.

General

5. We note that the startengine.com website includes statements about StartEngine Collectibles, including that "StartEngine Collectibles is a new Regulation A+ offering that gives investors access to a host of alternative asset investment opportunities like wine, with memorabilia and more to come." Please revise your website where you describe the StartEngine Collectibles offering to include the notices required by Rules 251(d) and 255 of Regulation A, along with an active hyperlink to your most current 1-A offering circular.

The website has been modified as requested and the testing the waters materials have been including as exhibit 13.1.

6. Throughout your description of the Series Music underlying assets, you indicate that Skimmer Music LLC is the asset manager for each series. However, you also disclose throughout your discussion that each series intends to enter into a purchase agreement with "its Asset Manager (StartEngine Assets)." Please revise for consistency. Please also file a form of the purchase agreement with Skimmer Music LLC, if it differ from Exhibit 6.1, which, at the time of filing, related to purchase agreements with your sole asset manager, StartEngine Assets.

Those underlying assets will no longer be offered. StartEngine Assets LLC will be the Asset Manager for all the series.

Thank you again for the opportunity to respond to your questions to the Post Qualification Amendment of StartEngine Collectibles Fund I LLC, If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
CrowdCheck Law LLP

cc:	Leon Benrimon, Manager, StartEngine Assets LLC Johanna Cronin, Manager, StartEngine Assets LLC